Exhibit 1.2

May 1, 2008

CONFIDENTIAL

Mr. Dennis T. Ward

President and Chief Executive Officer

Federal Trust Corporation

312 West 1st Street

Sanford, Florida 32771

Dear Mr. Ward:

Stifel, Nicolaus & Company, Incorporated (“Stifel Nicolaus”), as the financial advisor and marketing agent in connection with seeking, arranging, negotiating and generally advising with respect to the proposed offering of common stock (the “Financing”) of Federal Trust Corporation (together with any present and future subsidiaries and affiliates of Federal Trust Corporation, the “Company”), hereby proposes to amend the engagement letter (the “Engagement Letter”) (together the Engagement Letter and this amendment, the “Agreement”), dated January 18, 2008, by and between Stifel Nicolaus and the Company, by removing Sections III and IV in their entirety and replacing them with the provisions below. This amendment shall not affect any other provisions of the Engagement Letter. Capitalized terms used herein but not otherwise defined shall have the meaning ascribed to such terms in the Engagement Letter.

III. Compensation/Payment for Services Performed

In consideration for Stifel Nicolaus’ services hereunder, the Company shall compensate Stifel Nicolaus as follows:

A. The Company shall pay or cause Stifel Nicolaus to be paid as follows:

(a) An advisory and management fee (the “Advisory Fee”) of $100,000 in connection with the advisory and administrative services set forth above, $50,000 due upon the execution of this Agreement and $50,000 due when the Offering is declared effective.

(b) A placement fee (the “Placement Fee”) equal to one percent (1.0%) of the dollar amount of common stock sold to holders of the Company’s common stock pursuant to the Rights Offering, subject to a minimum of $150,000. A fee of five percent (5.0%) of the dollar amount of common stock sold to the Standby Purchasers (whether they purchase in the Rights Offering or otherwise) and Other Investors. It is understood that Stifel Nicolaus may, in its sole discretion, establish a concession to be paid for stock sold to Standby Purchasers and Other Investors arranged by Stifel Nicolaus or another member of the Selling Group and the Company shall have no further fee obligation associated with these sales.

(c) If either the Advisory Fee, the Placement Fee or the Opinion Fee (as defined below) is not fully paid when due, the Company agrees to pay all costs of collection or other enforcement of Stifel Nicolaus’ rights hereunder, including but not limited to attorneys’ fees and expenses, whether collected or enforced by suit or otherwise. The Advisory Fee, Placement Fee and the Opinion Fee are not negotiable and are not subject to any reduction, set-off, counterclaim or refund for any reason or matter whatsoever.

(d) The Company hereby grants Stifel Nicolaus a right of first refusal to act as the Company’s lead managing underwriter, exclusive placement agent, exclusive financial advisor or in any other similar capacity (on terms consistent with comparable type and size transactions as agreed to by the parties), in the event the Company retains or otherwise uses (or seeks to retain or use) the services of an investment bank or similar financial advisor to pursue at any time during the term of this Agreement or within 12 months after the expiration, a registered, underwritten public offering of securities, a private placement of securities, a merger, acquisition of another company or business, change of control, a sale of the company, a joint venture, a sale of all or substantially all assets, a securitization of assets, or other similar transaction (regardless of whether the Company would be considered an acquiring party, a selling party or neither in such transaction). Nothing contained herein, however, constitutes an obligation of Stifel Nicolaus to serve as lead managing underwriter, placement agent, exclusive financial advisor or in any other similar capacity.

B. The Company understands that a Standby Purchaser or Other Investor providing the Financing may be interested in providing other financing for the benefit of the Company. The Company agrees to compensate Stifel Nicolaus in the same manner and in the same percentage as the Placement Fee provided in Section III (A) above of the amount of any financing from the Standby Purchaser or Other Investor or any affiliate thereof which, within 12 months from the expiration of this Agreement, may be committed to or paid to the Company, or to any other person or entity that currently is or hereafter may be affiliated with, associated with, owned by or owning, or controlled by, controlling or under common control with the Company.

C. In addition, if requested by the Company, Stifel Nicolaus shall render an opinion to the Board of Directors of the Company (the “Board”) as to the fairness to the Company, from a financial point of view, of the consideration to be paid to the Company in connection with the Rights Offering (an “Opinion”). It is understood that an Opinion will be dated as of a date reasonably proximate to the closing of the Rights Offering and will be subject to such qualifications and assumptions as Stifel Nicolaus deems necessary or advisable in its professional judgment. It is further understood that, if an Opinion is requested to be included in a proxy statement distributed in connection with a shareholders’ meeting of the Company and Stifel Nicolaus consents to such inclusion, the Opinion will be reproduced in such proxy statement in full, and any description of or reference to Stifel Nicolaus or summary of the Opinion in such proxy statement will be in a form reasonably acceptable to Stifel Nicolaus and its counsel and consistent with similar descriptions or references in transactions of this type. In rendering an Opinion, Stifel Nicolaus will direct its advice solely to the Board and such advice will not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote at any shareholders’ meeting held in connection with the Rights Offering or whether or not to exercise any rights granted to such shareholder in the Rights Offering. An Opinion will not be reproduced, summarized, described or referred to without Stifel Nicolaus’ prior written consent.

In consideration for Stifel Nicolaus rendering the Opinion, the Company shall pay Stifel Nicolaus an additional fee of $100,000, payable upon delivery of Stifel Nicolaus’ Opinion (the “Opinion Fee”). The Opinion Fee shall be earned when paid and shall be nonrefundable, even in the event that Stifel Nicolaus is unable to provide its opinion that the consideration to be paid to the Company in connection with the Rights Offering is fair, from a financial point of view, to the Company or if the Company determines not to proceed with such transaction.

The Company has received full disclosure of, and hereby waives, any conflict of interest that may result from Stifel Nicolaus both acting as the Company’s financial advisor and marketing agent in connection with the Rights Offering and rendering the Opinion to the Board in connection with the Rights Offering.

D. The fees set forth in Sections III(A) and III(B) will be paid only if the Financing is consummated. In addition, whether or not the Financing is consummated, the Company has the obligation to pay: (i) certain expenses set forth in Section II(F); (ii) the Opinion Fee as set forth in Section III(C) upon delivery of the Opinion; and (iii) all of Stifel Nicolaus’ reasonable out-of-pocket expenses (including, without limitation, expenses related to document and presentation materials, travel, external database and communications services, courier and delivery services, and the fees and expenses of its outside legal counsel) incurred in connection with this engagement; provided however, that the Company shall not owe Stifel Nicolaus more than $175,000 in out-of-pocket legal fees and expenses (excluding Blue Sky and FINRA fees and expenses). Furthermore, Stifel Nicolaus’ other direct out-of-pocket expenses will not exceed $25,000. Stifel Nicolaus’ general out-of-pocket and legal expenses will be billed to the Company monthly and be payable as submitted. Upon request of the Company, Stifel Nicolaus shall submit copies of all bills and receipts for expenses to be reimbursed and shall cooperate with Company’s review of such expenses.

IV. Miscellaneous

A. The term of this engagement will continue until the earlier of 12 months from the date hereof or until terminated in the manner provided for in this Section. Either party may terminate Stifel Nicolaus’ engagement hereunder at any time by giving the other party at least 60 days’ prior written notice. Notwithstanding the foregoing, Stifel Nicolaus may terminate this Agreement at any time if (i) it reasonably determines that results from its due diligence review of the Company’s business, management and future prospects are unsatisfactory or (ii) its Commitment Committee does not approve proceeding with this transaction. The provisions of Sections II(D), II(E), II(F), III(C), III (D), IV(C), IV(D), IV(E), IV(F) and IV(G) hereof shall survive any expiration or termination of this Agreement.

B. Stifel Nicolaus is being retained to serve as financial advisor and marketing agent solely to the Company, and it is agreed that the engagement of Stifel Nicolaus is not, and shall not be deemed to be, on behalf of, and is not intended to, and will not, confer rights or benefits upon any shareholder or creditor of the Company or upon any other person or entity. No one other than the Company is authorized to rely upon this engagement of Stifel Nicolaus or any statements, conduct or advice of Stifel Nicolaus, and no one other than the Company is intended to be a beneficiary of this engagement. All opinions, advice or other assistance (whether written or oral) given by Stifel Nicolaus in connection with this engagement are intended solely for the benefit and use of the Company and will be treated by the Company as confidential, and no opinion, advice or other assistance of Stifel Nicolaus shall be used for any other purpose or reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose, nor shall any public or other references to Stifel Nicolaus (or to such opinions, advice or other assistance) be made without the express prior written consent of Stifel Nicolaus.

C. The Company agrees that, following the closing or consummation of a Financing, Stifel Nicolaus has the right to place advertisements in financial and other newspapers and journals at its own expense, describing its services to the Company and a general description of the Financing. The Company shall have the right to pre-approve such advertisements, such approval not to be unreasonably withheld.

D. The Company represents and warrants that there are no brokers, representatives or other persons that have an interest in any compensation due to Stifel Nicolaus from any transaction contemplated herein.

E. The terms and provisions of this Agreement are solely for the benefit of the Company and Stifel Nicolaus and the other Indemnified Persons and their respective successors, assigns, heirs and personal representatives, and no other person shall acquire or have any right by virtue of this Agreement. The Company and Stifel Nicolaus acknowledge and agree that Stifel Nicolaus is acting as an independent contractor, and is not a fiduciary of, nor will its engagement hereunder give rise to fiduciary duties to, the Company. This Agreement represents the entire understanding between the Company and Stifel Nicolaus with respect to the Financing and Stifel Nicolaus’ engagement hereunder, and all prior discussions are merged herein. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF FLORIDA WITHOUT REGARD TO SUCH STATE’S PRINCIPLES OF CONFLICTS OF LAWS, AND MAY BE AMENDED, MODIFIED OR SUPPLEMENTED ONLY BY WRITTEN INSTRUMENT EXECUTED BY EACH OF THE PARTIES HERETO.

F. It is understood that Stifel Nicolaus’ obligation under this Agreement is to use its commercially reasonable efforts throughout the period for which it acts as the Company’s exclusive agent as described herein. Stifel Nicolaus’ engagement is not intended to provide the Company or any other person or entity with any assurances that any Financing or other transaction will be consummated, and in no event will Stifel Nicolaus be obligated to purchase Securities for its own account or the accounts of its customers.

G. The parties hereby submit to the jurisdiction of and venue in the federal courts located in the City of Orlando, Florida in connection with any dispute related to this Agreement, any transaction contemplated hereby, or any other matter contemplated hereby. If for any reason jurisdiction and/or venue is unavailable in such federal courts, then the parties hereby submit to the jurisdiction of and venue in the state courts located in such city in connection with any such dispute or matter. In addition, the parties hereby waive any right to a trial by jury with respect to any such dispute or matter.

If this amendment conforms to your understanding of our engagement, please sign and return to us the enclosed duplicate letter.

Very truly yours,

STIFEL, NICOLAUS & COMPANY, INCORPORATED

By:	/s/ Ben A. Plotkin
Ben A. Plotkin
Executive Vice President

AGREED AND ACCEPTED:

FEDERAL TRUST CORPORATION

By:	/s/ Dennis T. Ward
Dennis T. Ward
President and Chief Executive Officer